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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Lewis
Shannon Menjivar
Ruairi Regan
Pam Howell

Re:	Bally’s Chicago, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 14, 2025 File No. 333-283772

Ladies and Gentlemen:

On behalf of Bally’s Chicago, Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 4 to Registration Statement on Form S-1 (the “Amendment No. 4”) which reflects the Company’s responses to the comment letter received by the Company on January 23, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced Amendment No. 3 to Registration Statement on Form S-1 previously filed by the Company on January 14, 2025 (the “Amendment No. 3”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

January 29, 2025 Page 2

Amendment No. 3 to Form S-1 filed January 14, 2025

General

1.	Please revise throughout to provide clearer disclosure of the different Class A interests and the repayment of the loans. For instance, clearly disclose the impact the different purchase prices and allocation of loans will have on the ability to repay the loans and receive cash dividends. In this regard, to the extent the loans are paid off, it would appear the subordinated loans tied to Class A-3 Interests would be paid off first. Please also provide clearer disclosure of the impact the 11% interest would have upon the amount that would be required to repay the loans, especially in light of the disclosure that you do not expect to have cash available for distributions until 3 to 5 years after the permanent casino and resort opens.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page, pages 43, and 89 of Amendment No. 4.

Prospectus Summary

Permanent Resort and Casino Run-Rate Performance, page 7

2.	We note the revisions and response made to prior comment 2. Please balance the disclosure provided to also include estimated expenses associated with each illustrative example. Please also provide additional disclosure regarding the risks associated with these examples.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6-10 and 140-144 of Amendment No. 4 to include additional risks related to the illustrative examples provided. Due to the inherently high variability of expenses in the gaming industry, which makes them extremely difficult to estimate from year to year, the Company is unable to provide a meaningful or reasonably accurate calculation or estimation of such expenses. As a result of this inherent variability, none of the Company’s public company peers provide such expense estimates, as the variability and unpredictability of these costs significantly diminish the value of any estimations. Nevertheless, to better inform investors of the associated risks, the Company has included qualitative disclosure addressing the significant variability of expenses and their potential impact on the Company’s profitability in future periods.

Illustrative Examples, page 24

3.	We note the tabular information added in response to prior comment 3. Please further revise these tables to include in the table itself rather than the footnotes the amounts that each type of Class A Interest will be entitled to receive in the event of a sale of Bally's Chicago. The Assumed Total A-1 Subordinated Loans Outstanding amounts may be provided in the footnotes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30 and 31 of Amendment No. 4.

The Offering

Transfer Restrictions, page 37

4.	We note your disclosure that the Class A Interests can transferred only after the Subordinated Loan attributable to such Interest has been paid in full and such Interests are converted to Class A-4 Interests. Please clarify how and when the Class A-1, A-2 and A-3 Interests will be converted into Class A-4 Interests, including whether they will be converted on a class basis upon payment of the subordinated loans attributable to such class or only when the subordinated loans for all classes have been repaid. Please also clarify whether there are any other restrictions on the ability of the Class A-1, A-2 and A-3 Interests to convert into Class A-4 Interests.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page, pages 39, 42, 46, 47, and 87 of Amendment No. 4.

January 29, 2025 Page 3

Risk Factors

The regulatory framework which governs our business, and its interpretation, may be subject to change, page 62

5.	We note your disclosure that if you are found to be in breach of your obligation to comply with such licensing requirements, then the Illinois Gaming Board may impose a financial penalty on you or impose other penalties, including removing or imposing conditions on the relevant gaming licenses. Please clarify whether the Illinois Gaming Board may refuse to renew your gaming license in the event you are not in compliance with the terms of the Host Agreement when such license is due for renewal every four years.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 66 of Amendment No. 4.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1834 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Senet Bischoff
Senet Bischoff
of LATHAM & WATKINS LLP

cc:	(via email)
Ameet Patel, Bally’s Chicago, Inc.
Sony Ben-Moshe, Esq., Latham & Watkins LLP
John Slater, Esq., Latham & Watkins LLP